July 17, 2012 (Supplement to our letter dated June 26, 2012)

VIA EDGAR

Hugh West, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: TFS Financial Corporation File No. 001-33390 Form 10-K for the fiscal year ended September 30, 2011 Form 10-Q for the quarter ended March 31, 2012

Dear Mr. West:

As requested during a telephone conference call conducted on July 10, 2011 (the “Call”), by and between representatives of the Securities and Exchange Commission (the “SEC”) and TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”), we have prepared the following supplement to our original June 26, 2012 letter of response to the June 12, 2012 comment letter from the SEC (the “Letter”) with respect to the filings referenced above (the “Filings”).

Our response supplement is limited to only certain comments that were specifically addressed during the Call as set forth below. For the convenience of the SEC Staff, we have repeated the original comment, along with our original response, followed by our response supplement, in the order and according to the numbers originally assigned in the Letter.

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Form 10-K for the Fiscal Year Ended September 30, 2011

Allocation of Allowance for Loan Losses, page 29

SEC Comment No. 2 – “We note your disclosure on page 33 that you reclassified a portion of the specific valuation allowance (SVA) to the individually allocated general valuation allowance (GVA) as of September 30, 2011, 2010, and 2009. We also note your definition of GVA beginning on page 25 and that it includes the allowance on individually reviewed loans dependent on cash flows, like performing TDRs, and a portion of the allowance that represents further deterioration in the fair value not supported by an appraisal. Please address the following (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

Securities and Exchange Commission

July 17, 2012

a)	Clarify whether the allowance due to further deterioration in fair value that is not supported by an appraisal is for impaired loans measured on a loan-by-loan basis. If so, tell us why this amount was reallocated and included in your general allowance instead of your allowance determined under ASC 310-10-35.

b)	Confirm you measure TDRs, performing and non-performing, for impairment under ASC 310-10-35, either based on the present value of expected future cash flows discounted at the loan’s effective interest rate or based on the loan’s observable market price or fair value of the collateral, if it is a collateral-dependent loan.

c)	We note your disclosure on page 103 that some TDRs are removed from impaired loans after one year when the TDR was modified to yield a market rate for a loan of similar credit risk. Tell us and revise to disclose in your future filings the amount of TDRs removed from impaired loans during Fiscal 2011 and the six-months ended March 31, 2012. In addition, clarify whether these are the loans you refer to in your definition of general allowance on pages 25 and 26 that are individually reviewed and measured for impairment based on the present value of expected future cash flows.”

Original TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	The portion of the allowance that represents further deterioration in fair value that is not supported by an appraisal is for impaired loans measured on a loan-by-loan basis according to the provisions of ASC 310-10-35. Pursuant to the Interagency Policy Statement on the Allowance for Loan and Lease Losses (OCC 2006-47), specifically Attachment B Question #10, charge-offs (or prior to November 2011, specific valuation allowances) are recognized for confirmed losses equal to the excess of the loan’s unpaid principal balance over the most recent appraised value less costs to sell. Additionally, per this policy statement, when the consideration of other factors results in estimates of fair value less than the appraised values of collateral, the additional probable losses are appropriately included in the institution’s loan loss allowance. The amounts reallocated and included in our individually allocated general valuation allowance represent additional unconfirmed but probable losses based on the estimated fair values of collateral derived from evidence obtained subsequent to the most recent appraisals, such as home price index data. If an updated appraisal confirms an additional loss, an additional charge-off (or prior to November 2011, an increase to the SVA) is then recognized. At September 30, 2011, the individually allocated general valuation allowance that represented estimated further deterioration in fair value was $394 thousand.

b)	We confirm that we measure TDRs, performing and non-performing, for impairment based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or based on the fair value of the collateral, if it is a collateral-dependent loan, as permitted under ASC 310-10-35. This was disclosed in our Form 10-K for the fiscal year ended September 30, 2011 10-K on page 103 and in our Form 10-Q for the quarterly period ended March 31, 2012 on page 15.

c)	We advise you that no TDRs were removed from impaired loans during either the fiscal year ended September 30, 2011 or the six months ended March 31, 2012, since none met the policy criteria. We further advise you that future filings will be revised to disclose the amount of TDRs removed from impaired loans during the applicable reporting periods. Additionally, we advise you that loans reported as TDRs, not evaluated based on collateral, at the end of each period were the loans that we referred to in our definition of general allowance on pages 25 and 26 that were individually reviewed and measured for impairment based on the present value of expected future cash flows.

Securities and Exchange Commission

July 17, 2012

Supplement to TFS Financial Corporation Response – As discussed during the Call, in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2012, Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Allowance for Loan Losses will be revised to clarify that valuation allowances are established according to the method of determination - individual allowances are determined by evaluating individual loans and are specific allowances with respect to those loans, while allowances determined by evaluating groups of loans are determined collectively and are general in nature, not specific to individual loans. Similar clarifying disclosures will be included in Part I, Item 1. Business, Third Federal Savings and Loan Association of Cleveland, Lending Activities, Allowance for Loan Losses, in our Form 10-K for the fiscal year ended September 30, 2012. Presented in the italicized section that follows this paragraph, are disclosures excerpted from page 33 in our Form 10-Q for the quarter ended March 31, 2012. This excerpt is marked to illustrate our expected clarifications:

Allowance for Loan Losses. We provide for loan losses based on the allowance method. Accordingly, all loan losses are charged to the related allowance and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to income based on various factors which, in our judgment, deserve current recognition in estimating probable losses. We regularly review the loan portfolio and make provisions for loan losses in order to maintain the allowance for loan losses in accordance with accounting principles generally accepted in the United States of America. Historically, our allowance for loan losses consisted of three components:

(1)	specific allowances established for any impaired loans for which the recorded investment in the loan exceeded the measured value of the collateral ( “specific valuation allowances” or “SVAs”) as well as allowances on individually reviewed loans dependent on cash flows, such as performing troubled debt restructurings, and a portion of the allowance on loans individually reviewed that represents further deterioration in the fair value of the collateral not yet identified as uncollectible, (“individual valuation allowances”, or “IVAs”);

(2)	general allowances for loan losses for each loan type based on historical loan loss experience ~~and allowance on individually reviewed loans dependent on cash flows, such as performing troubled debt restructurings, and a portion of the allowance on loans individually reviewed that represents further deterioration in the fair value of the collateral not yet identified as uncollectible~~ (“general valuation allowances” or “GVAs”); and

(3)	adjustments, which we describe as a market valuation adjustment, to historical loss experience (general allowances), maintained to cover uncertainties that affect our estimate of incurred probable losses for each loan type (“market valuation allowances” or “MVAs”).

In an October 2011 directive applicable to institutions subject to its regulation, the OCC required all SVAs on collateral dependent loans maintained by savings institutions to be charged off by March 31, 2012. As permitted, the Company elected to early adopt this methodology effective for the quarter ended December 31, 2011. As a result, reported loan charge-offs for the quarter ended December 31, 2011 were impacted by the charge-off of the SVA, which had a balance of $55.5 million at September 30, 2011. This one time charge-off did not impact the provision for loan losses for the quarter ended December 31, 2011; however, reported loan charge-offs during the December 2011 quarter and the six month period ended March 31, 2012, increased and the balance of the allowance for loan losses as of December 31, 2011 decreased accordingly. Additionally, the SVA charge-off was a major reason for the decrease in the reported balances of seriously delinquent and nonperforming loans as of December 31, 2011 and for the six month period ended March 31, 2012. As a result of our early adoption of this required change, effective for the quarter ended December 31, 2011 and prospectively, the balance of the SVA component of the allowance for loan losses was and will be, zero.

Securities and Exchange Commission

July 17, 2012

In many respects, market valuation allowances are more qualitative in nature than are general valuation allowances. MVAs expand our ability to identify and estimate probable losses and are based on our evaluation of the following factors, some of which are consistent with factors that impact the determination of GVAs. For example, delinquency statistics (both current and historical) are used in developing the GVAs while the trending of the delinquency statistics is considered and evaluated in the determination of the MVAs. From a directional perspective, during periods of increasing loan loss experience, MVAs generally comprise larger portions of the total allowance for loan losses as MVAs provide a mechanism to extend existing trends and to reflect broader changes that exist within a particular region, product type, demographic, etc. and that may not yet be captured in traditional GVA measurements. Similarly, MVAs generally comprise smaller portions of the total allowance for loan losses during periods of improving loan loss experience, or following a period of stable loan loss experience, as traditional GVA measures become able to more fully capture probable losses. Factors impacting the determination of MVAs include:

•	the trending of delinquency statistics (both current and historical), including factors that influence the trending, particularly, as described in the following bullet points, in the context of regional economies, including local housing markets and employment;

•	the status of loans in foreclosure, real estate in judgment and real estate owned;

•	the uncertainty with respect to the status of home equity loan and line of credit borrowers’ performance on first lien obligations when the Association is not in the first lien position;

•	the composition of the loan portfolio;

•	historical loan loss experience and trends;

•	national, regional and local economic factors and trends;

•	national, regional and local housing market factors and trends;

•	the frequency and magnitude of re-modifications of loans previously the subject of troubled debt restructurings;

•	uncertainty surrounding borrowers’ ability to recover from temporary hardships for which short-term loan modifications are granted;

•	asset disposition loss statistics (both current and historical) and the trending of those statistics;

•	the current status of all assets classified during the immediately preceding meeting of the Asset Classification Committee; and

•	market conditions and regulatory directives that impact the entire financial services industry.

Additionally, when loan modifications qualify as troubled debt restructurings and the loans are performing according to the terms of the restructuring, we record an individually evaluated ~~general valuation~~ allowance for impairment (an IVA) based on the present value of expected future cash flows, which includes a factor for subsequent potential defaults, discounted at the effective interest rate of the original loan contract. Potential defaults are distinguished from re-modifications as borrowers who default are generally not eligible for re-modification. At March 31, 2012, the balance of such ~~general~~ individual valuation allowances was $10.8 million. In instances when loans require re-modification, additional valuation allowances may be required. The new valuation allowance on a re-modified loan is calculated based on the present value of the expected cash flows, discounted at the effective interest rate of the original loan contract, considering the new terms of the modification agreement. Due to the immaterial amount of this exposure to date, we continue to capture this exposure as a component of our MVA evaluation. The significance of this exposure will be monitored and if warranted, we will enhance our loan loss methodology to include a new default factor (developed to reflect the estimated impact to the balance of the allowance for loan losses that will occur as a result of future re-modifications) that will be assessed against all loans reviewed collectively. If new default factors are implemented, the MVA methodology will be adjusted to preclude duplicative loss consideration.

Securities and Exchange Commission

July 17, 2012

In addition to narrative clarifications as illustrated above, in future filings, tabular headings will be adjusted as illustrated below. The first tabular heading is excerpted from page 37 of our Form 10-Q for the quarter ended March 31, 2012. The second tabular heading presents the disclosure that we would expect to include in our Form 10-Q for the quarter ended June 30, 2012.

As filed:

March 31, 2012
Individually Evaluated		Collectively Evaluated			Total General and Market Valuations	Total Allowance
Specific Valuation	General Valuation	General Valuation	Market Valuation	Combined
(In thousands)

As proposed:

June 30, 2012
Separately Evaluated		Collectively Evaluated			Total Individual, General and Market Valuations	Total Allowance
Specific Valuation	Individual Valuation	General Valuation	Market Valuation	Combined
(In thousands)

Note 6. Mortgage Loan Servicing Assets, page 118

SEC Comment No. 5 – “In addition to our comment above, we note your discount rate and annual cost to service loans assumptions have not changed in the past three fiscal years and your prepayment speed assumption has only fluctuated from 24.8% at September 30, 2009 to 24.3% at September 30, 2011. While interest rates have been low over the past three fiscal years, we note there have been periods of greater decline that could trigger an impairment of MSRs. Discuss here, or in MD&A, how your key economic assumptions are determined for your valuation of MSRs and whether you have recorded any impairment in the past three fiscal years.”

Original TFS Financial Corporation Response – Future Form 10-K filings will be revised to include a discussion, similar to the following example (with new discussion italicized and underlined; prior/existing discussion italicized only), which describes how key economic assumptions are determined for the valuation of MSRs. Additionally, the amount of impairments recorded during the last three fiscal years will be included as part of the roll forward schedule provided in response 4.a) above.

Securities and Exchange Commission

July 17, 2012

Key economic assumptions and the sensitivity of the current fair value of mortgage loan servicing assets to immediate 10% and 20% adverse changes in those assumptions are as presented in the following table. The three key economic assumptions that impact the valuation of the mortgage loan servicing rights are: (1) the prepayment speed, or how long the MSR will be outstanding; (2) the estimate of servicing costs that will be incurred in fulfilling the MSR responsibilities; and (3) the discount factor applied to future net cash flows to convert them to present value. The Company established these factors based on independent analysis of our portfolio and reviews these assumptions periodically to ensure that they reasonably reflect current market conditions and our loan portfolio experience. Additionally, to confirm the appropriateness of the Company’s mortgage loan servicing rights valuation, an independent third party is engaged to value our mortgage loan servicing rights portfolio. The results of the third party valuation are compared and reconciled to the Company’s valuation, thereby validating the Company’s approach and assumptions.

Servicing assets are evaluated periodically for impairment based on the fair value of those rights. Seventeen risk tranches are used in evaluating servicing rights for impairment, segregated primarily by interest rate stratum within original term to maturity categories with additional strata for less uniform account types.

Supplement to TFS Financial Corporation Response – As discussed during the Call, future Form 10-K filings will be revised to include additional discussion, similar to the following example (with additional discussion italicized and double underscored, the new discussion proposed pursuant to our original response above italicized and underlined, and prior/existing discussion italicized only), which describes the frequency of third-party valuations of the MSR and addresses the relative carrying value of the MSR, the impact on impairment and amortization.

Key economic assumptions and the sensitivity of the current fair value of mortgage loan servicing assets to immediate 10% and 20% adverse changes in those assumptions are as presented in the following table. The three key economic assumptions that impact the valuation of the mortgage loan servicing rights are: (1) the prepayment speed, or how long the MSR will be outstanding; (2) the estimate of servicing costs that will be incurred in fulfilling the MSR responsibilities; and (3) the discount factor applied to future net cash flows to convert them to present value. The Company established these factors based on independent analysis of our portfolio and reviews these assumptions periodically to ensure that they reasonably reflect current market conditions and our loan portfolio experience. Additionally, to confirm the appropriateness of the Company’s mortgage loan servicing rights valuation, an independent third party is engaged at least annually, and more frequently if warranted by market volatility, to value our mortgage loan servicing rights portfolio. The results of the third party valuation are compared and reconciled to the Company’s valuation, thereby validating the Company’s approach and assumptions.

Servicing assets are evaluated periodically for impairment based on the fair value of those rights. Seventeen risk tranches are used in evaluating servicing rights for impairment, segregated primarily by interest rate stratum within original term to maturity categories with additional strata for less uniform account types.

The Company receives annual servicing fees ranging from 0.12% to 0.31% of the outstanding loan balances. Servicing income, net of amortization of capitalized servicing assets, included in Non-interest income, amounted to $11,392 in 2011, $16,885 in 2010 and $16,504 in 2009. The unpaid principal balance of mortgage loans serviced for others was ~~approximately~~ $5,434,138, $7,043,946 and $7,497,165 at September 30, 2011, 2010 and 2009, respectively. The ratio of capitalized servicing assets to the unpaid principal balance of mortgage loans serviced for others was 0.53%, 0.55%, and 0.55% at September 30, 2011, 2010 and 2009, respectively.

Securities and Exchange Commission

July 17, 2012

Supplementally, we advise you that the prepayment speed assumptions that were disclosed in our filings, (and which fluctuated from 24.8% at September 30, 2009 to 24.3% at September 30, 2011) were reflective of conditions as they existed as of those fiscal year end reporting dates. Activity within the fiscal years, as reflected in the amounts of quarterly amortization of capitalized servicing rights, exhibited high levels of variability. To enhance transparency, in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2012 an additional table will be included in our discussion of mortgage servicing rights in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The table will follow the format of the table included our original response to Comment 4 in the Letter. For your convenience, a draft copy of the table is provided below.

Activity in mortgage servicing assets is summarized as follows:

	Three months ended June 30, 2012
	Mortgage Servicing Asset	Valuation Allowance	Net
Balance - beginning of period	$23,879	$—	$23,879
Additions from loan securitizations/sales			—
Amortization	(2,074)		(2,074)
Net change in valuation allowance			—

Balance - end of period	$21,805	$—	$21,805

Fair value of capitalized amounts			$27,206

	Nine months ended June 30, 2012
	Mortgage Servicing Asset	Valuation Allowance	Net
Balance - beginning of period	$28,919	$—	$28,919
Additions from loan securitizations/sales			—
Amortization	(7,114)		(7,114)
Net change in valuation allowance			—

Balance - end of period	$21,805	$—	$21,805

Fair value of capitalized amounts			$27,206

Securities and Exchange Commission

July 17, 2012

Activity in mortgage servicing assets is summarized as follows:

	Three months ended June 30, 2011
	Mortgage Servicing Asset	Valuation Allowance	Net
Balance - beginning of period	$32,003	$—	$32,003
Additions from loan securitizations/sales	113		113
Amortization	(1,325)		(1,325)
Net change in valuation allowance			—

Balance - end of period	$30,791	$—	$30,791

Fair value of capitalized amounts			$57,121

	Nine months ended June 30, 2011
	Mortgage Servicing Asset	Valuation Allowance	Net
Balance - beginning of period	$38,676	$(18)	$38,658
Additions from loan securitizations/sales	137		137
Amortization	(8,022)		(8,022)
Net change in valuation allowance		18	18

Balance - end of period	$30,791	$—	$30,791

Fair value of capitalized amounts			$57,121

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Unaudited Interim Consolidated Financial Statements

Note 10. Fair Value, page 20

SEC Comment No. 10 – “Please tell us how you considered the adoption of ASU 2011-04, specifically the disclosures ASC 820-10-50-2E, in your estimated fair value of financial instruments disclosures beginning on page 24.”

Original TFS Financial Corporation Response – Our estimated fair value of financial instruments disclosures reflect the adoption of ASU 2011-04, and specifically the disclosures of ASC 820-10-50-2E. Following the table on page 24 which presents the estimated fair value of the Company’s financial instruments, is a line level, detailed discussion of the valuation techniques, inputs used by the Company to estimate fair value, and level of the fair value hierarchy within which the measurements are categorized. A description of the valuation techniques and inputs used to estimate the fair value of “Mortgage loans held for sale” had previously been presented on page 21 and was not repeated on page 24.

Fair value hierarchy levels were assigned and disclosed for each line item in accordance with the provisions of ASC 820-10-50-2(b).

There were no instances of change in valuation techniques to disclose. There was no need to address the highest and best use of a nonfinancial asset as all assets subject to the provisions of ASC 820-10-50-2E are financial assets.

Supplement to TFS Financial Corporation Response – As discussed during the Call, future filings, beginning with our Form 10-Q for the quarter ended June 30, 2012, will be expanded and revised to:

(1)	expand the chart that appears in the middle of page 24 of our Form 10-Q for the quarter ended March 31, 2012 to provide quantitative information about significant unobservable inputs categorized within Level 3 of the Fair Value Hierarchy. The following chart provides an illustration of the expected disclosure using data as of March 31, 2012. Disclosures provided in future filings will be adjusted as necessary to reflect the facts as they exist at the time of disclosure.

Securities and Exchange Commission

July 17, 2012

The following provides quantitative information about significant unobservable inputs categorized within Level 3 of the Fair Value Hierarchy.

	Fair Value at 3/31/12	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Impaired loans, net of allowance	$134,919	Market comparables of collateral discounted to estimated net proceeds	Discount appraised value to estimated net proceeds based on historical experience:
			• Residential properties	0 - 31% (11.2%)

Real Estate Owned	$13,402	Market comparables adjusted to reflect current economic and market conditions.	Discount on appraised value for recent market conditions:
			• Properties appraised $0 to $50	1% - 60% (25.6%)
			• Properties appraised greater than $50	1% - 28% (8%)

(2)	revise the table that appears at the bottom of page 24 of our Form 10-Q for the quarter ended March 31, 2012 to identify, on a line-by-line basis, the Fair Value Hierarchy of our financial instruments. The following tables provide an illustration of the expected disclosure using data as of March 31, 2012 and September 30, 2011. Disclosures provided in future filings will be adjusted as necessary to reflect the facts as they exist at the time of disclosure.

Securities and Exchange Commission

July 17, 2012

The carrying values and estimated fair values of the Company’s financial instruments are presented in the following table.

	At March 31, 2012
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
Assets:
Cash and due from banks	$43,739	$43,739	$43,739
Other interest bearing cash equivalents	298,676	298,676	298,676
Investment securities:
Available for sale	14,487	14,487		14,487
Held to maturity	374,517	377,500		377,500
Mortgage loans held for sale	245,921	254,276		254,276
Loans-net:
Mortgage loans held for investment	9,866,496	10,081,884			10,081,884
Other loans	5,141	5,489			5,489
Federal Home Loan Bank stock	35,620	35,620	35,620
Private equity investments	1,188	1,188			1,188
Accrued interest receivable	34,918	34,918		34,918
Liabilities:
NOW and passbook accounts	$2,788,941	$2,788,941		$2,788,941
Certificates of deposit	6,034,235	6,188,339		6,188,339
Borrowed funds	419,094	422,397		422,397
Borrowers’ advances for taxes and insurance	55,722	55,722		55,722
Principal, interest and escrow owed on loans serviced	150,870	150,870		150,870

	At September 30, 2011
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
Assets:
Cash and due from banks	$35,532	$35,532	$35,532
Other interest bearing cash equivalents	259,314	259,314	259,314
Investment securities:
Available for sale	15,899	15,899		15,899
Held to maturity	392,527	398,725		398,725
Mortgage loans held for sale	0	0		0
Loans-net:
Mortgage loans held for investment	9,744,075	9,953,386			9,953,386
Other loans	6,868	7,597			7,597
Federal Home Loan Bank stock	35,620	35,620	35,620
Private equity investments	1,604	1,604			1,604
Accrued interest receivable	35,854	35,854		35,854
Liabilities:
NOW and passbook accounts	$2,657,029	$2,657,029		$2,657,029
Certificates of deposit	6,058,881	6,248,137		6,248,137
Borrowed funds	139,856	142,889		142,889
Borrowers’ advances for taxes and insurance	58,235	58,235		58,235
Principal, interest and escrow owed on loans serviced	151,859	151,859		151,859

Securities and Exchange Commission

July 17, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

Controlling Our Interest Rate Risk Exposure, page 28

SEC Comment No. 11 – “We note your disclosure on page 29 that beginning in March 2012 you began offering new home equity lines of credit to qualifying existing customers for whom the draw period of their current line of credit was about to expire. Additionally, subject to certain property and credit performance conditions, you began offering those line of credit customers not approaching repayment to refinance into a new home equity line that will typically include an increase in the available line. We understand from August 13, 2010 to February 7, 2011 you were under a MOU with the OTS that required you to reduce your home equity lending and line of credit portfolio and the related unfunded commitments. Please describe in greater detail the credit qualifications for these home equity lines of credit, including whether the qualifications are stricter than the lending requirements pre-August 2010, and tell us if the underwriting standards of the new lines and refinanced lines of credit allow for interest only payments during the draw period.”

Original TFS Financial Corporation Response – Third Federal re-introduced home equity lines of credits in late March 2012 as a way of allowing highly qualified borrowers with current home equity lines of credit to re-apply prior to maturity of their existing line. The requirements for these new home equity lines of credit are more restrictive than the requirements in place prior to August 2010. Key qualification requirements under the new program are as follows:

•	Combined-Loan-To-Value limits are 80% for Ohio/Kentucky customers and 70% for Florida customers (prior programs extended to as high as 89.99%).

•	The product is not offered in any other state (prior programs were offered nationwide).

•	Income is fully verified (in prior programs income was not always fully verified).

•	The borrower is qualified using a principal and interest payment based on the current prime rate + 2.00% amortized for 20 years (prior programs qualified using the current prime rate).

•

The minimum credit score to qualify for the re-introduced home equity line of credit is 720 (prior programs targeted minimum credit scores of 680, but if an applicant’s credit score declined prior the closing date, the actual credit score may have extended below 680).

The term of the new home equity line of credit is a 5 year draw (interest only payment) and 20 year repayment (principal and interest). (The prior program term was a 10 year draw, interest only, followed by a 10 year repayment, principal and interest.)

Supplement to TFS Financial Corporation Response – As discussed during the Call, we advise you that prior to the re-introduction of our limited home equity lending activities in March 2012, we reviewed with the Association’s primary regulator the key qualification requirements and the key program features, including the availability to qualifying borrowers of interest only payments during the draw period. Further, we advise you that in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2012, we will include disclosure of the key home equity lending qualification requirements, similar to (but adjusted as necessary to reflect the facts at the time of disclosure) the bullet points as listed in the original response above.

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Securities and Exchange Commission

July 17, 2012

The Company continues to acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5363.

Sincerely,

/s/ David S. Huffman

David S. Huffman, Chief Financial Officer